PlusFan, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PlusFan, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 9, 2026

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	17,312	46,524
Total Current Assets	17,312	46,524
TOTAL ASSETS	17,312	46,524
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	55,610	-
Accrued Expenses	61,000	-
Accrued Interest	921	-
Notes Payable	6,000	-
Notes Payable - Related Party	50,000	50,000
Total Current Liabilities	173,531	50,000
Non-Current Liabilities		
Notes Payable	24,000	-
Future Equity Obligations	68,100	18,100
Total Non-Current Liabilities	92,100	18,100
TOTAL LIABILITIES	265,631	68,100
Commitments & Contingencies (See Note 4)		
EQUITY		
Class B Common Stock	575	575
Accumulated Deficit	(248,894)	(22,151)
Total Equity	(248,319)	(21,576)
TOTAL LIABILITIES AND EQUITY	17,312	46,524

Consolidated Statement of Changes in Shareholder Equity

	Class B Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/1/2024	-	-	575	(337)	238
Issuance of Common Stock Upon Conversion to C-Corporation	8,000,000	575	(575)	-	-
Net Income (Loss)	-	-	-	(21,814)	(21,814)
Ending Balance 12/31/2024	8,000,000	575	-	(22,151)	(21,576)
Net Income (Loss)	-	-	-	(226,743)	(226,743)
Ending Balance 12/31/2025	8,000,000	575	-	(248,894)	(248,319)

Consolidated Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	6,268	14,694
Cost of Revenue	3,159	-
Gross Profit	3,109	14,694
Operating Expenses		
Advertising and Marketing	91,075	2,608
Research and Development	-	5,750
Research and Development - Related Party	115,578	24,876
General and Administrative	18,111	1,607
Total Operating Expenses	224,764	34,841
Operating Income (loss)	(221,655)	(20,147)
Other Expenses		
Interest Expense	5,088	1,667
Total Other Expenses	5,088	1,667
Earnings Before Income Taxes	(226,743)	(21,814)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(226,743)	(21,814)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(226,743)	(21,814)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	116,610	-
Accrued Interest	921	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	117,531	-
Net Cash provided by (used in) Operating Activities	(109,212)	(21,814)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	30,000	-
Proceeds from Notes Payable - Related Party	-	50,000
Proceeds from Future Equity Obligations	50,000	18,100
Net Cash provided by (used in) Financing Activities	80,000	68,100
Cash at the beginning of period	46,524	238
Net Cash increase (decrease) for period	(29,212)	46,286
Cash at end of period	17,312	46,524

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PlusFan, Inc. ("the Company") was formed in Delaware on November 3rd 2023 as PlusFan LLC and subsequently converted into a Delaware C-Corporation on October 23rd, 2024. The Company owns a SaaS platform that enables sports teams to create subscription-based content to increase fan engagement. The Company will earn revenue through a revenue share agreement with participating teams. The Company's customers will be located globally.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, PlusFan India Private Limited, an entity operating in India. All significant intercompany transactions and balances have been eliminated in consolidation. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments, including changes in tax laws, foreign exchange controls, and restrictions on currency repatriation. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

For the year ended December 31, 2025, the Company reported a net loss from its foreign subsidiary of approximately $61,000. No dividends were received from the foreign subsidiary during 2025. Net liabilities of foreign operations were approximately $61,000 as of December 31, 2025.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the local currency (Indian Rupee). The financial statements of the foreign subsidiary have been translated into U.S. dollars, with balance sheet accounts translated at the exchange rate in effect at the balance sheet date and income statement amounts translated at average exchange rates for the year.

Translation adjustments resulting from this process were not material for the year ended December 31, 2025. Foreign currency transaction gains and losses were not material for the year ended December 31, 2025.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities

for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States and India. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On September 1, 2024, the Company entered into a loan agreement for $50,000. The note bears interest at $417 per month, with the first payment due on October 1, 2024. All outstanding principal and accrued interest are due on October 1, 2026. The note may be prepaid at any time without penalty. The lender has the option to convert all or part of the outstanding principal into equity through a SAFE at a 20% discount and $7 million valuation cap, provided written notice is given prior to repayment and no triggering event has occurred.

A related party entity is providing offshore development resources resulting in costs incurred of $115,578 and $24,876 in 2025 and 2024, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company enters into multiple revenue sharing agreements with sports teams and organizations to provide a fan engagement platform and related services. Under these arrangements, the Company facilitates subscription-based content sold to end users and earns a percentage of subscription revenue generated through the platform. Revenue share percentages vary by agreement and generally range from approximately 22.8% to 50% (or up to 70% payable to the partner), with certain arrangements incorporating tiered or volume-based structures. Subscription fees are collected from end users, and the Company retains or remits amounts to partners based on the agreed revenue share, which is settled on a monthly basis. These arrangements do not include minimum guarantees or fixed payment commitments.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan entered into with a related party.

On August 20, 2025, the Company entered into a loan agreement with a third-party lender for principal proceeds of $30,000. The loan bears interest at 10.5% per annum and accrued interest through June 1, 2026. No payments are required prior to June 1, 2026, after which the loan is payable in equal monthly installments of approximately $1,509 through May 31, 2028. The loan is personally guaranteed by certain individuals. The lender has the option to convert all or part of the outstanding principal into equity through a SAFE at a 20% discount and $7 million valuation cap, provided written notice is given prior to repayment and no triggering event has occurred.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	56,000
2027	18,000
2028	6,000
2029	-
2030	-
Thereafter	-

The Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $7M.

NOTE 6 – EQUITY

As of December 31st, 2023, the Company was a limited liability company with one class of membership units wholly owned by multiple members. In 2024, the Company converted from a Delaware limited liability company into a Delaware C-Corporation.

The Company has authorized 18,000,000 common shares with a par value of $0.0001 per share, consisting of 10,000,000 Class A common shares and 8,000,000 Class B common shares. 0 Class A common shares and all 8,000,000 Class B common shares were issued and outstanding as of 2025 and 2024.

Voting: Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to 10 votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time. Upon the vote or written consent of the holders of at least a majority of the then outstanding shares of Class B Common Stock, each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Class B common shares are entitled to receive prior to, and in preference to, any distribution to the Class A common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue generating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.